Exhibit 99.1-1: Form 15F Worlwide Trading Volume 12 months

STRATECO RESOURCES INC.

Daily trading volume for the period between February 1, 2010 and January 31, 2011

Source of information:

Toronto Stock Exchange Historical Data "RSC":	Total Canadian volume	114,802,086	95,83%

Yahoo Finance "SRSIF.PK":	Total U.S. volume	3,413,700	2,85%

Yahoo Finance "RF9.F":	Total Frankfurt volume	1,581,200	1,32%

	Total global trading volume	119,796,986	100%